SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2001 OR
[ X ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-800

Title of the Plan -

SPECIAL INVESTMENT AND SAVINGS PLAN
FOR WRIGLEY EMPLOYEES

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

WM. WRIGLEY JR. COMPANY
(Delaware Corporation)

410 North Michigan Avenue
Chicago, Illinois 60611

SIGNATURE

     The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

WM. WRIGLEY JR. COMPANY SPECIAL INVESTMENT AND SAVINGS PLAN

	By:	/s/ Philip C. Johnson
Philip C. Johnson
The Benefits Committee Member and Senior Director - Benefits & Compensation Wm. Wrigley Jr. Company

Date: June 25, 2002

Financial Statements and Supplemental Schedules

Special Investment and Savings Plan for Wrigley Employees

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

Employer Identification #36-1988190
Plan #004

Special Investment and Savings Plan for Wrigley Employees

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors	1

Financial Statements

Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11
Schedule H, Line 4j - Schedule of Reportable Transactions	12

Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
for Wrigley Employees

We have audited the accompanying statements of assets available for benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois	Ernst & Young LLP
May 10, 2002

Page 1

EIN 36-1988190 Plan #004

Special Investment and Savings Plan for Wrigley Employees

Statements of Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments, at fair value	$404,621,946	$417,172,392
Contributions receivable:
Company	60,691	42,402
Participants	164,862	114,375
Assets available for benefits.	$404,847,499	$417,329,169

See notes to financial statements.

Page 2

EIN 36-1988190 Plan #004
Special Investment and Savings Plan for Wrigley Employees

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2001	2000
Additions
Interest and dividends	$7,408,354	$14,653,811
Net realized and unrealized appreciation
in fair value of investments	7,727,295	27,241,451
Contributions:
Company	3,585,261	3,361,878
Participants	9,980,685	9,273,546
Rollover	1,220,552	602,890
Total Additions	29,922,147	55,133,576

Deductions
Distributions to participants	42,403,817	35,479,396
Net increase (decrease)	(12,481,670)	19,654,180
Assets available for benefits, at beginning of year	417,329,169	397,674,989
Assets available for benefits, at end of year	$404,847,499	$417,329,169

See notes to financial statements.

Page 3

EIN 36-1988190

Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1.  Description of the Plan

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan), and is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees who are scheduled to work 1,000 hours or more in a calendar year are eligible to participate in the Plan the first of the month following or coincident with their hire date. Employees who are not scheduled to work 1,000 hours or more during the year of service are eligible to participate in the Plan. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service (IRS). Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary. All Employer contributions are invested in the Wrigley Stock Fund. Participants are not eligible for the matching contribution until they have completed one year of service.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

The Putnam Fiduciary Trust Company (Putnam), as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established annually by the Plan Committee, generally equal to, for any Plan year, the prime interest rate.

Investment Options and Transfers

Upon enrollment in the Plan, a participant may direct employee contributions, in 1% increments, in any of nine investment options.

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds. As of July 1, 2001, participants who are 100% vested in the Company contribution account may diversify their Company contribution account into any other investment fund or funds. Prior to July 1, 2001, participants were only allowed to diversify their Company contribution account after reaching age 54. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Vesting

A participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is vested 25% for each year of service. A participant also becomes fully vested after one of the following events: death, or termination of employment if the participant: (i) retires after reaching age 55; (ii) is permanently disabled; or (iii) enters the Armed Forces of the United States. Participants are always fully vested in their tax-deferred and regular deposit accounts.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Withdrawals

Active participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent Employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants would automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements (continued)

2.  Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company common stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B common stock. However, because the Class B common stock is at all times convertible into common stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's common stock. Participant loans are valued at cost, which approximates fair value.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31
	2001	2000

Putnam Vista Fund	$ **	$ 21,079,501
Putnam Money Market Fund	27,957,201	24,358,032
Wm. Wrigley Jr. Company common stock*	269,030,144	267,899,581
Wm. Wrigley Jr. Company Class B common stock*	42,718,040	47,266,480

*  Nonparticipant-directed.

**Does not exceed 5% threshold.

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Year ended December 31
	2001	2000

Mutual funds	$(13,809,488)	$(15,326,722)
Wm. Wrigley Jr. Company common stock*	21,536,783	42,568,173
	$ 7,727,295	$ 27,241,451

*Nonparticipant-directed.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements (continued)

4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Wrigley Stock Fund is as follows:
	December 31
	2001	2000
Net assets:
Wm. Wrigley Jr. Company common stock	$269,030,144	$267,899,581
Wm. Wrigley Jr. Company Class B common stock	42,718,040	47,266,480
Contributions receivable:
Company	60,691	42,402
Participants	86,980	56,542
Total	$311,895,855	$315,265,005

	Year ended December 31
	2001	2000
Changes in net assets:
Dividends and interest	$ 4,742,399	$ 4,937,423
Net realized and unrealized appreciation in fair value of investments	21,536,783	42,568,173
Participant contributions	4,957,313	4,374,584
Rollover contribution	257,039	83,423
Company contributions	3,614,999	3,399,489
Distributions to participants	(22,795,597)	(17,952,416)
Forfeitures	(29,738)	(34,072)
Interfund transfers	(15,652,348)	(21,055,401)
Total	$ (3,369,150)	$16,321,203

5.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

December 31
2000

Assets available for benefits per the financial statements	$417,329,169
Amounts allocated to withdrawing participants	(629,730)
Assets available for benefits per the Form 5500	$416,699,439

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements (continued)

5.  Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31
2001

Benefits paid to participants per the financial statements	$42,403,817
Add: Amounts allocated to withdrawing participants at end of year	---
Less: Amounts allocated to withdrawing participants at beginning of year	(629,730)
Benefits paid to participants per the Form 5500	$41,774,087

6. Federal Income Tax Status

The Plan has received a determination letter from the IRS dated July 18, 1995, stating that the Plan is qualified under Section 401 (a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended subsequent to the IRS determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Events

Effective January 1, 2002:

•	The name of the Plan changed to the Wrigley Savings Plan.
•

All regular "full-time" and "part-time" employees are eligible to participate in the Plan as of the first day of the month following their date of hire. Temporary employees are eligible to participate upon completion of 1,000 hours of service within a twelve-month period.

•	All matching contributions are immediately and fully vested.
•

The Wrigley Stock Fund was converted to qualify as an employee stock ownership plan. Participants have the option to reinvest dividends in additional shares of Company stock in the Plan or receive a cash payout.

Page 10

Supplemental Schedules

EIN 36-1988190

Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Number Or Shares	Cost	Current Value

Putnam Fiduciary Trust Company
Shares of registered investment companies:
Putnam Growth & Income Fund (1)	1,027,803	*	$18,212,666
Putnam Vista Fund (1)	1,518,080	*	13,116,215
Putnam Income Fund (1)	776,200	*	5,037,539
Putnam OTC & Emerging Growth Fund (1)	544,355	*	4,082,666
Putnam International Growth Fund (1)	284,645	*	5,641,664
Putnam Investors Fund (1)	399,353	*	4,612,533
Putnam Money Market Fund (1)	27,957,201	*	27,957,201
Putnam U.S. Government Income Trust (1)	336,415	*	4,339,756

Wm. Wrigley Jr. Company (1)	5,237,106 shares of common stock	$100,678,669	269,030,144
Wm. Wrigley Jr. Company (1)	832,916 shares of Class B common stock	568,598	42,718,040
Participants' loans 5.0% to 9.5%	Loans receivable with varying maturities and interest rates ranging from 5% to 9.5%	-	9,873,522
			$404,621,946

(1) Putnam Investments and the Wm. Wrigley Jr. Company are parties in interest.

*Disclosure of historical cost information is not required for participant-directed investments.

EIN 36-1988190

Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2001

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii) - Series of transactions in excess of 5% of Plan assets at the beginning of the year.

Wm. Wrigley Jr. Company	Wrigley common stock	$42,938,320	$--	$42,938,320	$42,938,320	$--
		$--	53,698,896	32,535,614	53,698,896	21,163,282

There were no category (i), (ii), or (iv) reportable transactions during 2001.

Page 12

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company of our report dated May 10, 2002, with respect to the financial statements of the Special investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Chicago, Illinois	Ernst & Young LLP
June 25, 2002

Page 13